SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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                                  SCHEDULE 13G
                                 (RULE 13d-102)

             INFORMATION STATEMENTS PURSUANT TO RULE 13d-1 and 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

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                                  JOYSTAR, INC.
                                  -------------
                                (Name of Issuer)

                                  COMMON STOCK
                                  ------------
                         (Title of Class of Securities)

                                    48122A109
                                    ---------
                                 (CUSIP Number)

                                 March 15, 2005
                                 --------------
             (Date of event which requires filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                                |_|  Rule 13d-1(b)

                                |X|  Rule 13d-1(c)

                                |_|  Rule 13d-1(d)

                         (Continued on following pages)

                               (Page 1 of 4 Pages)

                                                                           Page 2 of 4
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
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Jeffrey Wu
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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                         (a) |_|
                                                                             (b) |_|
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3.  SEC USE ONLY
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4.  CITIZENSHIP OR PLACE OF ORGANIZATION: U.S.A.
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    NUMBER OF       5.   SOLE VOTING POWER
     SHARES              3,547,227 (See Item 4)
  BENEFICIALLY      -------------------------------------------------------------------
    OWNED BY        6.   SHARED VOTING POWER
     EACH                (See Item 4)
   REPORTING        -------------------------------------------------------------------
  PERSON WITH       7.   SOLE DISPOSITIVE POWER
                         3,547,227 (See Item 4)
                    -------------------------------------------------------------------
                    8.   SHARED DISPOSITIVE POWER
                         (See Item 4)
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9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11.35%
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10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES                                                               |_|
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11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    11.35%
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12. TYPE OF REPORTING PERSON: PN
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

     Item 1(a).    Name of Issuer.

                   Joystar, Inc.

     Item 1(b). Address of Issuer's Principal Executive Offices. 95 Argonaut Street, Aliso Viejo, CA 92656

     Item 2(a).    Name of Person Filing.
                   Jeffrey Wu

     Item 2(b). Address of Principal Business Office, or if none, Residence. 56-72 49th Place, Maspeth, NY 11378

     Item 2(c).    Citizenship.
                   U.S.A.

     Item 2(d).    Title of Class of Securities.
                   Common Stock

     Item 2(e).    CUSIP Number.
                   48122A109

     Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:
                   Not applicable.

Item 4. Ownership.

For purposes of this statement, the Reporting Person is reporting that:

      (i) The aggregate amount of Common Stock beneficially owned by the Reporting Person is 3,547,227 shares.

      (ii) The aggregate percentage of the Common Stock beneficially owned by the Reporting Person is approximately 11.35%.

      (iii) The aggregate number of shares of Common Stock which the Reporting Person has sole power to vote or direct the vote of is 3,547,227.

      (iv) The aggregate number of shares of Common Stock which the Reporting Person has sole power to dispose or to direct the disposition of is 3,547,227.

Item 5.  Ownership of Five Percent or Less of a Class. Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another
         Person.
         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
         Not applicable.

Item 8.  Identification and Classification of Members of the Group.
         Not applicable.

Item 9.  Notice of Dissolution of Group.
         Not applicable.

Item 10. Certification.
         By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction which could have that purpose or effect.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        Date:   December 30, 2005

                                        JEFFREY WU

                                        By: /s/ Jeffrey Wu
                                           -------------------
                                            Jeffrey Wu